Pricing Sheet Relating to Preliminary Terms No. 168
Registration Statement No. 333-131266
Dated December 27, 2006
Filed pursuant to Rule 433

Structured Investments
Opportunities in Equities

January 2007
10.5% HITSSM
Based on Apple Inc. Common Stock
High Income Trigger SecuritiesSM

PRICING TERMS – JANUARY 24, 2007
Issuer:	Morgan Stanley
Issue price:	$10 (see “Commissions and issue price” below)
Stated principal amount:	$10
Aggregate principal amount:	$42,000,000
Pricing date:	January 24, 2007
Settlement date:	January 31, 2007
Maturity date:	February 20, 2008
Underlying stock:	Apple Inc. common stock (“AAPL stock”)
Initial underlying stock price:	$86.70
Coupon:	10.5% per annum, payable quarterly beginning May 20, 2007.
Payment at maturity:	If AAPL Stock has not declined to or below the trigger level at any time up to and including the determination date, the stated principal amount of $10; otherwise a number of shares of the AAPL stock equal to the exchange ratio. The value of such shares will likely be less than the stated principal amount and could be zero.
Trigger level:	75% of the initial underlying stock price
Trigger price:	$65.025
Exchange ratio:	0.11534 shares of AAPL Stock per HITS, which is equal to the stated principal amount divided by the initial underlying stock price, subject to adjustments for corporate events
Determination date:	February 15, 2008 (2 trading days before the maturity date), subject to postponement in the event of certain market disruption events
CUSIP:	61750V832
Listing:	The HITS have been approved for listing on the AMEX subject to official notice of issuance. The AMEX listing symbol for the HITS is “APK.” It is not possible to predict whether any secondary market for the HITS will develop.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public(2)	Agent’s Commissions(1)(2)	Proceeds to Company
	Per HITS Total	$10.00 $42,000,000	$0.20 $840,000	$9.80 $41,160,000

(1)	Plus accrued coupon, if any, from the original issue date.
(2)	The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of HITS purchased by that investor. The lowest price payable by an investor is $9.9250 per HITS. Please see “Issue price” on page 4 of the Preliminary Terms for further details.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Preliminary Terms No. 168 dated December 27, 2006
Amendment No. 1 to Prospectus Supplement for HITS dated December 21, 2006
Prospectus dated January 25, 2006